PROCTER & GAMBLE SERVICES FRANCE S.A.S.

     GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

                 Financial Statements and Supplemental schedule
                for the Years Ended June 30, 2001, 2000 and 1999


                      AND REPORT OF INDEPENDENT ACCOUNTANTS

GROUP PROFIT SHARING,
INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (France)





TABLE OF CONTENTS
                                                                            Page


REPORT OF INDEPENDENT ACCOUNTANTS                                              1


FINANCIAL STATEMENTS:

      Statements of Financial Condition as of June 30, 2001 and 2000           2

      Statements of Income and Changes in Plan Equity for the Years Ended
        June 30, 2001, 2000 and 1999                                           3

      Notes to Financial Statements for the Years Ended
        June 30, 2001, 2000 and 1999                                           4


SUPPLEMENTAL SCHEDULE:

      Statements of Allocation of Plan Assets and Liabilities
        by Investment Program                                                  9

                        Report of Independent Accountants




To Procter & Gamble Services France S.A.S. and the Participants of Group Profit Sharing, Incentive and Employer Contribution Plan (France):

In our opinion, the accompanying statements of financial condition, the related statements of income and changes in plan equity, and the supplemental schedule (together, the "financial statements") present fairly, in all material respects, the financial position of Group Profit Sharing, Incentive and Employer Contribution Plan (France) (the "Plan") at June 30 2001 and 2000, and its operations and changes in plan equity for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Procter & Gamble Services France S.A.S.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.




PricewaterhouseCoopers LLP
Paris, France
September 20, 2001


GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER
CONTRIBUTION PLAN (FRANCE)

STATEMENTS OF FINANCIAL CONDITION
AS OF JUNE 30, 2001 AND 2000

                      in Euros                  2001                 2000
                                      ------------------------------------------

ASSETS:
  Investments at fair value (Notes 1, 2)     101,814,063          88,048,903
  Receivable from employers                    6,079,273           7,118,877
                                             -----------          ----------

  Total assets                               107,893,336          95,167,780
                                             ===========          ==========

PLAN EQUITY                                  107,893,336          95,167,780
                                             ===========          ==========


             SEE NOTES TO FINANCIAL STATEMENTS.

GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER
CONTRIBUTION PLAN (FRANCE)

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
FOR THE YEARS ENDED JUNE 30, 2001, 2000 AND 1999


                    in Euros                     2001              2000            1999
                                          ------------------------------------------------
ADDITIONS:

  Additions to plan equity attributed to:
    Investments:
       Net appreciation in fair value
        of investments                         12,846,447                         3,385,904

    Contributions:
       Participant                             3,031,035         3,284,491        3,223,063
       Employer                                7,520,137         8,644,440       10,691,767
                                             ------------      -----------      -----------

    Total additions                           23,397,619        11,928,931       17,300,734
                                             ------------      -----------      -----------

DEDUCTIONS:

   Withdrawals by participants               (10,672,063)      (13,054,611)     (10,198,939)
   Net depreciation in fair value
     of investments                                            (12,377,906)
                                                               -----------

    Total deductions                         (10,672,063)      (25,432,517)     (10,198,939)
                                             ------------      -----------      -----------

    Net increase (decrease)                   12,725,556       (13,503,586)       7,101,795
                                             ===========       ===========      ===========

PLAN EQUITY:
  Beginning of year                           95,167,780       108,671,366      101,569,571
                                             -----------       -----------      -----------

  End of year                                107,893,336        95,167,780      108,671,366
                                             ===========       ===========      ===========


                       See notes to financial statements.

GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (France)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2001, 2000 AND 1999
--------------------------------------------------------------------------------


1.   PLAN DESCRIPTION

     The following brief description of the Group Profit Sharing, Incentive and Employer Contribution Plan (France) (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     GENERAL - The Plan is an employee savings plan established on December 17, 1990 by agreement between the directly or indirectly, wholly-owned subsidiaries of Procter & Gamble Services France S.A.S. and those subsidiaries' respective Comites Centraux d'Entreprise ("Employee Committees"), in order to provide a means for eligible employees to save and invest their income, group profit sharing, and incentive remuneration. The most recent Plan agreement took effect on January 1, 2000 and is signed by Procter & Gamble Services France S.A.S., Procter & Gamble France SNC, Procter & Gamble Amiens SNC, Laboratoire Lachartre SNC, Procter & Gamble Blois SAS, Procter & Gamble Pharmaceuticals France SA and Procter & Gamble Pharmaceuticals Longjumeau SAS (together, "P&G France"), and their related Employee Committees. Procter & Gamble Services France S.A.S. is a wholly-owned subsidiary of The Procter & Gamble Company, Inc. (the "Parent"). The Plan is subject to the laws and regulations of France. Plan assets are invested in four Fonds Communs de Placement d'Entreprise ("FCPE") which are registered investment companies subject to the laws and regulations of France.

     RECENT CHANGES - By agreement dated July 20, 2000, Procter & Gamble Blois SAS and Procter & Gamble Pharmaceuticals Longjumeau SAS joined the Plan. During the year ended June 30, 1999, Procter & Gamble Brionne SNC was sold, and ceased to participate in the plan.

     ADMINISTRATION - Administration of the Plan is jointly executed by Procter & Gamble Services France S.A.S. and Interepargne S.A., the fund manager. Interepargne S.A. and the related FCPE fall under the supervision of the Conseils de Surveillance ("Monitoring Committees") which are composed of both employee and employer representatives of P&G France.

     CONTRIBUTIONS AND VESTING - Employees are eligible for Plan participation three months after their start date with P&G France. Contributions are made by Plan participants as well as by P&G France as follows:

     EMPLOYEE CONTRIBUTIONS:

     - VOLUNTARY, PERIODIC CONTRIBUTIONS - These amounts are usually contributed on a monthly basis and are eligible for matching contributions from P&G France. These contributions are automatically invested in FCPE Groupe Procter et Gamble (Option D).

     - VOLUNTARY, COMPLEMENTARY CONTRIBUTIONS - Employees may make complementary contributions whenever they wish, although these amounts receive no matching contributions. These amounts are invested at the discretion of the employee.

     EMPLOYER CONTRIBUTIONS:

     - EMPLOYER MATCHING CONTRIBUTIONS - P&G France makes matching contributions of between 54 and 100 percent, based on employees' voluntary, periodic contributions. These matching contributions are automatically invested in FCPE Groupe Procter et Gamble (Option D).

     - PROFIT SHARING - P&G France calculates and distributes these amounts according to French law as well as a supplementary profit-sharing agreement. These amounts are invested at the discretion of the employee unless no investment direction has been given. In this case, amounts are automatically invested as per the last investment choice or, by default, in FCPE Groupe Procter et Gamble (Option D).

     - INCENTIVE COMPENSATION - P&G France contributes incentive amounts to employees according to an incentive compensation agreement. Employees have the option of receiving these amounts directly, or of contributing these amounts to the Plan. Amounts contributed to the Plan are invested at the discretion of the employee, or automatically invested per the last investment choice.

     - BONUS EMPLOYER MATCHING CONTRIBUTIONS - P&G France makes a one-off, bonus matching contribution to new Plan participants. This contribution is equal to twice the amount of the employee's voluntary, periodic contributions plus three times the employee's voluntary, complementary contributions, including incentive compensation, made during the Plan year. This contribution is capped based upon an average market value of one share of The Procter & Gamble Company. This contribution is automatically invested in FCPE Groupe Procter et Gamble (Option D).

     All contributions are immediately 100 percent vested, however, there is a five-year waiting period for making withdrawls or receiving distributions (see below).

     WITHDRAWALS - All contributions are "blocked" for a period of five years beginning on October 1st of the calendar year in which the contribution was made. After this period, amounts are available for withdrawal without restriction. Under certain circumstances, as defined by the Plan, a participant may withdraw "blocked" contributions. All amounts become immediately available for withdrawal upon the termination of employment.

     PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - An account is maintainted for each employee, and reflects employee and employer contributions as well as employee withdrawals. There is no provision for the allocation of income since the FCPE do not pay dividends. Participants are permitted to direct certain contributions into any of the four FCPE, however certain other contributions from employees and P&G France are mandatorily invested in FCPE Groupe Procter et Gamble (Option D). Amounts may be transferred from FCPE to FCPE except that "blocked" amounts may not be transferred out of FCPE Groupe Procter et Gamble (Option D).

     Participants may allocate their account balances to one or all of the following investment options offered by the Plan:

        FCPE Groupe Procter et Gamble Actions (Option A) - The prospectus indicates that this fund invests in equity securities or in mutual funds which invest primarily in equity securities. As of June 30, 2001 and 2000, the net asset value per unit of this FCPE was 57.54 (euro) and
        65.40 (euro), respectively. As of June 30, 2001 and 2000, the number of Plan participants invested in this fund was 2,021 and 1,971, respectively.

        FCPE Groupe Procter et Gamble Obligations (Option B) - The prospectus indicates that this fund invests in debt securities or in mutual funds which invest primarily in debt securities. As of June 30, 2001 and 2000, the net asset value per unit of this FCPE was 21.89 (euro) and 20.47
        (euro), respectively. As of June 30, 2001 and 2000, the number of Plan participants invested in this fund was 1,641 and 1,678, respectively.

        FCPE Groupe Procter et Gamble 5000 (Option C) - The prospectus indicates that this fund invests in at least 75% in French equity securities, or in mutual funds which are at least 60% comprised of French equity securities. As of June 30, 2001 and 2000, the net asset value per unit of this FCPE was 11.26 (euro) and 13.65 (euro), respectively. As of June 30, 2001 and 2000, the number of Plan participants invested in this fund was 853 and 714, respectively.

        FCPE Groupe Procter et Gamble (Option D) - The prospectus indicates that this fund invests uniquely in The Procter & Gamble Company, Inc. common stock. As of June 30, 2001 and 2000, the net asset value per unit of this FCPE was 72.38 (euro) and 53.04 (euro), respectively. As of June 30, 2001 and 2000, the number of Plan participants invested in this fund was 2,780 and 2,738, respectively.

      TOTAL INVESTMENTS AS OF JUNE 30, 2001 AND 2000-
                   in Euros                2001                      2000
                                    ------------------------------------------------

                                    Number       Market        Number       Market
                                  of Shares      Value       of Shares      Value
Investments in FCPE
  Groupe Procter et Gamble
   Actions (Option A)*             397,179     22,817,930     409,888     26,806,643
   Obligations (Option B)*         441,519      9,664,845     458,583      9,387,204
   5000 (Option C)*                522,416      5,882,407     506,153      6,908,993
   (Option D)*                     876,608     63,448,881     847,399     44,946,063

           Total investments                  101,814,063                 88,048,903

* Non-income producing security


     PLAN TERMINATION - The Plan agreement must be renewed every three years by written agreement between P&G France and their related Employee Committees. Thus the present Plan will terminate on December 31, 2002. Although the Plan is expected to be renewed by all parties, any party has the right to decline to participate in the Plan.

     In the event of Plan termination, and absent a substitute plan, the FCPE will either remain active or will be merged into alternative mutual funds. Thus, Plan participants will have the option to withdrawal "unblocked" amounts or to remain invested. Future employee and employer contributions to the Plan will be suspended, and any additional expenses will be paid by P&G France.

2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

     PLAN INVESTMENTS - The Plan's investments are fair-valued based upon the net asset value of the units of each FCPE held by the Plan at year end. The net asset values of the FCPEs are determined by the fund manager, Interepargne S.A., based upon the fair value of the FCPEs' underlying investments, less any liabilities.

     Purchases and sales of investments are recorded on a trade date basis.

     COST BASIS OF INVESTMENTS - Due to administrative reasons, Procter & Gamble Services France S.A.S. has not calculated the cost basis of investments. Therefore, the cost basis of investments, the realized gain or loss on investments and the unrealized gain or loss on investments have not been separately disclosed in the Financial Statements.

     EXPENSES OF THE PLAN - Administrative and investment management expenses are paid by P&G France. These expenses amounted to 27,703 (euro), 85,798
     (euro) and 99,667 (euro) for the years ended June 30, 2001, 2000 and 1999, respectively.

     COMMISSIONS ON SUBSCRIPTIONS - Contributions made to the plan are subject to a commission of 1.50 percent. These commissions are treated as investment expense, and increase the purchase price of the investment.

     CONTRIBUTIONS AND WITHDRAWALS - Contributions made to the plan are recorded when due from participants and employers. Withdrawals from the plan are recorded when paid.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   TAX STATUS

     The Plan and the underlying FCPEs are subject to the tax laws of France. Currently, the Plan and the underlying FCPEs are tax-exempt according to French tax law. Thus, no provision for income taxes has been reflected in the accompanying financial statements.

     P&G France is exempt from taxation in the United States of America.


4.   INCOME AND CHANGES IN PLAN EQUITY BY INVESTMENT PROGRAM

                                FOR THE YEAR ENDED JUNE 30, 2001
                                  FCPE GROUPE PROCTER ET GAMBLE

                                         ACTIONS     OBLIGATIONS   5000
           in Euros                     (OPTION A)   (OPTION B)   OPTION C)   (OPTION D)
-------------------------------------------------------------------------------------
ADDITIONS:

  Additions to plan equity attributed to:
    Investments:
      Net appreciation in fair value         -          802,307        -      16,391,884
       of investments

    Contributions:
      Participant                           21,676      108,910      28,434    2,872,015
      Employer                           1,378,301      689,489     783,831    4,668,515
                                        ----------   ----------   ---------   ----------
    Total additions                      1,399,977    1,600,706     812,265   23,932,414
                                        ----------   ----------   ---------   ----------

DEDUCTIONS:

    Withdrawals by participants         (2,565,574)  (1,492,127)   (650,167)  (5,964,195)

    Net depreciation in fair val        (3,047,806)       -      (1,299,939)       -
     of investments

    Total deductions                    (5,613,380)  (1,492,127) (1,950,106)  (5,964,195)
                                        ----------   ----------   ---------   ----------

    Net increase (decrease)             (4,213,403)     108,580  (1,137,841)  17,968,219
                                        ==========   ==========   =========   ==========

PLAN EQUITY:

   Beginning of year                    28,415,874   10,253,209   7,806,780   48,691,917
                                        ----------   ----------   ---------   ----------

   End of year                          24,202,472   10,361,789   6,668,939   66,660,137
                                        ==========   ==========   =========   ==========

                                FOR THE YEAR ENDED JUNE 30, 2000
                                  FCPE GROUPE PROCTER ET GAMBLE

                                         ACTIONS     OBLIGATIONS    5000
           in Euros                     (OPTION A)   (OPTION B)   (OPTION C)  (OPTION D)

ADDITIONS:
  Additions to plan equity attributed to:

    Investments:
      Net appreciation in fair value     5,378,613        -       1,541,063        -
       of investments

    Contributions:
      Participant                           42,472        6,523      18,961     3,216,535
      Employer                           1,611,370      874,458     898,111     5,260,500
                                        ----------   ----------   ---------   -----------

    Total additions                      7,032,455      880,981   2,458,135     8,477,035
                                        ----------   ----------   ---------   -----------

DEDUCTIONS:

    Withdrawals by participants         (2,711,739)  (1,655,550)   (519,344)   (8,167,978)

    Net depreciation in fair value          -          (327,080)       -      (18,970,501)
     of investments

    Total deductions                    (2,711,739)  (1,982,630)   (519,344)  (27,138,479)
                                        ----------   ----------   ---------   -----------

    Net increase (decrease)              4,320,716   (1,101,649)  1,938,791   (18,661,444)
                                        ==========   ==========   =========   ===========

PLAN EQUITY:

   Beginning of year                    24,095,158   11,354,858   5,867,989    67,353,361
                                        ----------   ----------   ---------   -----------

   End of year                          28,415,874   10,253,209   7,806,780    48,691,917
                                        ==========   ==========   =========   ===========


                                            FOR THE YEAR ENDED JUNE 30, 1999
                                              FCPE GROUPE PROCTER ET GAMBLE

                                         ACTIONS     OBLIGATIONS   5000
           in Euros                     (OPTION A)   (OPTION B)   (OPTION C)  (OPTION D)

ADDITIONS:

  Additions to plan equity attributed to:
    Investments:
      Net appreciation in fair value     1,713,896      684,130       -          994,399
       of investments

    Contributions:
      Participant                           57,719       35,043      21,998    3,108,303
      Employer                           1,857,445    1,164,055     761,452    6,908,815
                                        ----------   ----------   ---------   ----------

    Total additions                      3,629,060    1,883,228     783,450   11,011,517
                                        ----------   ----------   ---------   ----------

DEDUCTIONS:

    Withdrawals by participants         (1,885,640)  (1,330,100)   (512,567)  (6,470,632)

    Net depreciation in fair value           -            -          (6,520)       -
     of investments

    Total deductions                    (1,885,640)  (1,330,100)   (519,087)  (6,470,632)
                                        ----------   ----------   ---------   ----------

    Net increase (decrease)              1,743,420      553,128     264,363    4,540,885
                                        ==========   ==========   =========   ==========

PLAN EQUITY:

   Beginning of year                    22,351,739   10,801,730   5,603,625   62,812,477
                                        ----------   ----------   ---------   ----------

   End of year                          24,095,158   11,354,858   5,867,989   67,353,361
                                        ==========   ==========   =========   ==========


GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER
CONTRIBUTION PLAN (FRANCE)

SUPPLEMENTAL SCHEDULE - STATEMENTS OF ALLOCATION OF PLAN ASSETS AND LIABILITIES BY INVESTMENT PROGRAM
FOR THE YEARS ENDED JUNE 30, 2001, 2000 AND 1999

                                                      2001                                                2000
                                          FCPE GROUPE PROCTER ET GAMBLE                          GROUPE PROCTER ET GAMBLE
                                ACTIONS      OBLIGATIONS    5000                     ACTIONS      OBLIGATIONS    5000
          in Euros             (OPTION A)   (OPTION B)   (OPTION C)  (OPTION D)     (OPTION A)    (OPTION B)  (OPTION C)  (OPTION D)

ASSETS:
  Investments at fair value    22,817,930    9,664,845   5,882,407   63,448,881     26,806,643    9,387,203   6,908,993   44,946,064
  Receivables from employers    1,384,542      696,944     786,532    3,211,256      1,609,231      866,006     897,787    3,745,853
                               ----------   ----------   ---------   ----------     ----------    ---------   ---------   ----------

  Total assets                 24,202,472   10,361,789   6,668,939   66,660,137     28,415,874   10,253,209   7,806,780   48,691,917
                               ==========   ==========   =========   ==========     ==========   ==========   =========   ==========

PLAN EQUITY                    24,202,472   10,361,789   6,668,939   66,660,137     28,415,874   10,253,209   7,806,780   48,691,917
                               ==========   ==========   =========   ==========     ==========   ==========   =========   ==========

THE PLAN. Pursuant to the requirements of the Securities Act of 1933, PROCTER & GAMBLE SERVICES FRANCE, who administers the employee benefit plan has duly signed the Annual Report on September 28, 2001.

GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER
CONTRIBUTION PLAN (FRANCE)


By:  PROCTER & GAMBLE SERVICES FRANCE

/s/ Philippe Charrier
-------------------------------------------------------------
Philippe Charrier
President



                                  EXHIBIT INDEX

Exhibit No.                                                             Page No.

   23             Consent of Price Waterhouse Coopers